FOURTH QUARTER 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 2, 2006
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and various business sensitivities, including those referred to in the management discussion and analysis section of the Corporation’s most recent Annual Report to shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian, Argentine, and Chilean currencies, South American government policy, South American domestic fertilizer consumption, China’s urea trade policies and volumes, reliance on Royster-Clark Ltd.’s publicly available information, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
The following interim management’s discussion and analysis (MD&A) updates our annual MD&A included in our 2004 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.
OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS
Net Earnings
Three months ended December 31, 2005
Agrium’s fourth quarter consolidated net earnings were $54-million compared with $98-million for the same quarter of 2004. Diluted earnings per share were $0.40 compared with $0.71 for the same quarter last year. Earnings before interest and taxes (EBIT) were $95-million for the fourth quarter of 2005 compared to EBIT of $168-million for the same period in 2004. Comparative information has been restated for a change in accounting policy to reclassify preferred securities as debt (refer to note two of the financial statements).
The decrease in year-over-year fourth quarter EBIT of $73-million comprised a decline in gross profit of $41-million and an increase in expenses of $32-million. The gross profit drop reflects lower fall demand for all three nutrients and the negative impact on margins primarily from higher natural gas prices and the stronger Canadian dollar. Further analysis of gross profit is contained below in our discussion of business segment performance. The increase in 2005 fourth quarter expenses of $32-million over the same quarter last year reflects the following items:
•	Kenai award and settlement of $45-million recorded as income in the comparable quarter of 2004;

•	settlement of a commercial dispute in the amount of $16-million recorded as income in the fourth quarter of 2005; and,

•	other net expenses in the amount of $3-million recorded in the fourth quarter of 2005.

Twelve months ended December 31, 2005
For the year, consolidated net earnings set a new record at $283-million, or $2.12 diluted earnings per share. This is a $17-million improvement over prior year net earnings of $266-million, or $1.91 diluted earnings per share. We also achieved a record EBIT in 2005 of $500-million, an increase of $33-million over EBIT of $467-million reported in the prior year.
The growth in full year net earnings was attributable to both Retail operations, which earned record net sales, and North America Wholesale operations, which achieved higher per tonne margins for nitrogen and potash product lines due to a tight supply/demand balance.
Cash Provided by Operating Activities
Operating activities provided cash of $8-million in the fourth quarter of 2005 compared to $189-million for the same quarter of 2004. The unfavorable variance from the same quarter last year was primarily the result of the impact of an increase in inventory and lower net earnings. Our results for 2005 generated a record $450-million in operating cash flow compared to $440-million in 2004.
Financial Position
During 2005 we took advantage of our strong cash position to undertake significant investing and financing activities. This was in line with our growth and financing strategies. Our cash balances ended 2005 at $300-million, down $125-million from the prior year reflecting the redemption of our preferred securities, repayment of long-term debt, repurchase of common shares and expenditures relating to our capital projects over the year.
Our non-cash working capital balance increased during the year. Our inventory was up by $86-million over the prior year reflecting primarily an increase in North America Wholesale inventory of $48-million and an increase in Retail inventory of $38-million. The rise in Wholesale inventory was mainly due to higher natural gas costs and weaker market demand in the last quarter. The change in Retail inventory reflects higher fertilizer prices and advance purchase opportunities with our suppliers.
Accounts receivable increased by $55-million compared to the prior year due to higher fertilizer prices and increased sales resulting from our 2005 acquisitions of fertilizer distribution assets and South America retail centres. Valuation of our natural gas derivative contracts also contributed to the increase.
Our prepaid assets increased by $35-million compared to last year as a result of our scheduled turnaround activities and product pre-payment opportunities with suppliers to the Retail segment in 2005.
Accounts payable and accrued liabilities rose by $104-million compared to the prior year due to increased fertilizer prices, accelerated purchase of product for resale and accruals related to our capital projects.
Other assets and other liabilities are up $21-million and $23-million respectively over the same quarter last year chiefly due to valuation of our natural gas derivative contracts.

BUSINESS SEGMENT PERFORMANCE
Retail
Retail fourth quarter of 2005 EBIT reached $25-million, an improvement of $8-million or 47 percent over the same period last year. This was driven by a 23 percent increase in both fertilizer and chemical net sales while gross margin percentages for these retail products remained relatively stable compared to the same period last year. The improvement in Retail’s net sales reflects favorable fall weather throughout most of the U.S. relative to the early winter conditions that hit in 2004. Also contributing to the increase was a fourth quarter revenue improvement of 36 percent in our South America based retail operations due to their recent acquisition of additional retail centres. Retail’s expenses increased by $9-million in the fourth quarter of 2005 over the same period last year primarily due to higher incentive accruals and fuel costs.
North America Wholesale
North America Wholesale EBIT was $67-million in the fourth quarter of 2005, down $73-million from EBIT of $140-million for the same period last year. The EBIT decline comprised a $53-million decline in gross profit and a $20-million increase in expenses.
Gross profit decline in the fourth quarter to $98-million from gross profit of $151-million in the same period last year is attributed to the following:
•	Nitrogen gross profit declined by $39-million in the fourth quarter of 2005 reflecting primarily a decline in both international and domestic urea gross profit.
°	Higher urea prices were more than offset by lower sales volumes. The volume decline reflected lower opening inventory balances, turnaround at our plants and weaker demand. Urea demand softened as customers delayed purchase decisions until closer to the spring season and in anticipation that lower natural gas prices may result in lower nitrogen prices.

°	Our North America nitrogen margins were also negatively impacted by a significant increase in North American natural gas costs compared to the fourth quarter of 2004. Previously deferred qualifying hedge gains realized on natural gas derivative contracts in the fourth quarter of 2005 contributed $5-million to nitrogen gross profit.
•	Potash gross profit was relatively consistent compared to the fourth quarter of 2004. While potash prices were higher in the fourth quarter of 2005, our sales volumes fell consistent with softening demand. This slowdown resulted in part from purchase delays by North America based customers due to high product prices relative to crop prices. Other factors contributing to the weakness included purchase delays from our international marketing agency, Canpotex, due to poor conditions in the Brazilian farming economy and purchase delays by China pending negotiation of annual supply contracts.

•	Phosphate gross profit dropped by $14-million in the fourth quarter of 2005 compared to the same period last year. Phosphate prices were strong reflecting rising prices for the key inputs of ammonia and sulphur, but sales volumes were down due to lower opening inventory balances resulting from an extended plant turnaround and soft North America demand. Other factors negatively impacting margin in the quarter were higher phosphate rock mining costs and raw material costs, and higher unit fixed costs, reflecting lower production volumes.
The increase in expense in our North America Wholesale segment mainly reflects the absence of the favorable impact from the Kenai award and settlement recorded in 2004 as discussed above under “Overview of Consolidated Financial Highlights”.
South America Wholesale
South America Wholesale fourth quarter 2005 EBIT and gross profit remained relatively unchanged compared to the same quarter last year. The benefit from increased urea sales volumes was offset in part by the impact of the extended shutdown at the Profertil urea facility in the fourth quarter of 2005. The facility was down twenty-two days in the quarter and, as a result, fixed costs per tonne were higher, as costs were spread over fewer units of production.
Other
EBIT for our ‘Other’ non-operating business segment for the fourth quarter of 2005 was down $8-million from the same period last year. Factors that contributed to the decline included the variance resulting from foreign exchange on the translation of our U.S. working capital balances maintained in our Canadian dollar subsidiaries and higher expenses relating to investigating business development opportunities. These factors were offset in part by lower long-term incentive plan expenses in the fourth quarter of 2005 compared to the same quarter last year.
PROPOSED TRANSACTIONS
Offer to Purchase Royster-Clark
The Corporation is offering to purchase all of the outstanding Income Deposit Securities (IDSs) of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”) for C$11.90. The Board of Directors of Royster-Clark has recommended that the holders of the IDSs accept our offer. Estimated total purchase consideration is U.S.$534-million (C$609-million), including assumed liabilities. We intend to fund this proposed transaction from our current cash balances and existing credit facilities.
Royster-Clark is one of the largest agricultural retail companies in the United States, with over 250 retail centres located in the Midwestern and Southeastern United States. We expect to integrate Royster-Clark into the operations of the existing Retail business segment. In Royster-Clark’s press release issued on January 5, 2006, Royster-Clark’s management estimated that for the year ending December 31, 2005, net sales were approximately U.S.$1.15 billion, operating income was more than U.S.$39-million and EBITDA was more than U.S.$64-million.

Our bid expires on February 8, 2006 and is subject to a number of conditions. There can be no assurance that the proposed transaction will be completed as proposed or at all.
Other Transactions
Consistent with our growth objectives, we are currently in preliminary discussions with regard to potential acquisition opportunities in the fertilizer supply chain. These discussions are in the normal course of operations and from time to time may require us to enter into confidentiality agreements.
SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2005				2004 (a)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	770	807	1,180	537	720	672	1,011	435
Gross Profit	213	288	375	171	254	231	283	142
Net earnings	54	72	133	24	98	83	74	11
Earnings per share
-basic	0.41	0.54	1.01	0.18	0.75	0.63	0.56	0.08
-diluted	0.40	0.54	0.99	0.18	0.71	0.60	0.52	0.08

(a)	Amounts have been restated to reflect the January 1, 2005 adoption of the revised Canadian accounting standards reclassifying preferred securities to debt (see note two to the financial statements).
NON-GAAP MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.
EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

In this management’s discussion and analysis, we make reference to certain non-GAAP measures of Royster-Clark. There is no assurance that Royster-Clark’s method of calculation of non-GAAP measures is comparable to our or to other companies’ non-GAAP measurements.
KEY RISKS AND UNCERTAINTIES
Our outlook for global nutrient markets remains positive as announced production curtailments help provide support. We anticipate some decrease in overall demand as growers switch a small percentage of their crops from corn to soybeans. However, this decrease should be partially offset by increased nutrient requirements caused by significant crop nutrient uptake in 2005 and as growers make up for reduced purchases in the fall of 2005.
Nitrogen prices should be supported by high energy prices in North America and Europe. Chinese urea exports will be discouraged following the reinstatement of the 30 percent urea export tax for the January to September 2006 time period. The uncertainty around domestic operating rates, delayed customer purchases, and the increased lead time required for offshore imports into North America may lead to supply shortages during the first half of 2006.
Phosphate prices are expected to remain firm as high ammonia and sulphur prices impact phosphate producer costs and margins. Phosphate inventories are near historical average levels as production curtailments and permanent closures have offset a reduction in import demand from China and Brazil.
North American potash inventories are high relative to last year, but remain near the five-year average. Announced production curtailments should prevent further increases in producer inventories.
OTHER
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.